Morningstar Credit Ratings, LLC
Form NRSRO

Exhibit 4
Organizational Structure

See Attached:

4.A Organization Chart of Ownership Interests

4.B. Organization Chart of Key Personnel

4.A

Exhibit 4.A

Morningstar Credit Ratings, LLC

Organization Chart of Ownership Interests in Morningstar Credit Ratings, LLC

Page 1 of 3


Morningstar, Inc.
100%
Morningstar Credit Ratings, LLC

Pages 2 to 3 of Exhibit 4.A set forth a list of Morningstar, Inc.'s direct and indirect subsidiaries.

The information below is presented as of December 31, 2016. Except as specifically indicated below, Morningstar, Inc. holds, directly or indirectly, a 100% interest in each entity listed below. Some inactive subsidiaries have been omitted.

Subsidiaries of Morningstar, Inc.

Subsidiary	**Jurisdiction of Formation**
Corporate Fundamentals, Inc.	Delaware
HelloWallet Holdings, Inc.	Delaware
HelloWallet, LLC (1)	Delaware
Morningstar Global LLC	Delaware
Morningstar Investment Management LLC	Delaware
Morningstar Investment Services LLC (2)	Delaware
Morningstar Research Services LLC	Delaware
Pitchbook Data, Inc.	Delaware
RequiSight, LLC	Delaware
Morningstar Commodity Data, Inc.	Illinois
InvestSoft Technology, Inc.	Massachusetts
Morningstar Credit Ratings, LLC	Pennsylvania
Ibbotson Pty Limited (3)	Australia
Morningstar Investment Management Australia Limited (4)	Australia
Morningstar Australasia Pty Limited (5)	Australia
Morningstar Direct Investments (6)	Australia
Morningstar Group Australia Pty Limited (7)	Australia
Morningstar Brazil Financial Information Ltda. (7)	Brazil
Morningstar Associates, Inc. (8)	Canada
Morningstar Canada Group, Inc. (7)	Canada
Morningstar Research, Inc. (8)	Canada
Servicios Morningstar Chile Ltd. (7)	Chile
Morningstar Research (Shenzhen) Ltd. (9)	China
Morningstar Danmark A/S (10)	Denmark
Morningstar Danmark Holdings Aps (7)	Denmark
Morningstar France Holding SAS (7)	France
Morningstar France Fund Information SARL (11)	France
Seeds Group SAS (11)	France
Morningstar Investment Consulting France SAS (12)	France
Morningstar Deutschland GmbH (7)	Germany
Morningstar Asia, Ltd. (7)	Hong Kong
Morningstar Investment Management Asia Limited (2)	Hong Kong
Morningstar India Private Limited (13)	India
Morningstar Investment Adviser India Private Limited (2)	India
Morningstar Italy, S.R.L. (7)	Italy
Ibbotson Associates Japan K.K. (2)	Japan
Morningstar Korea, Ltd. (14)	Korea
Morningstar Associates Korea Co., Ltd. (15)	Korea
Morningstar Luxembourg SARL (7)	Luxembourg
Investigaciones MS Mexico, S. de R.L. de C.V. (7)	Mexico
Servicios MStar Global, S. de R.L. de C.V. (7)	Mexico
Morningstar Europe, B.V. (16)	The Netherlands
Morningstar Holland, B.V. (17)	The Netherlands
MStar Holdings C.V.	The Netherlands
Morningstar Research Limited (5)	New Zealand
Morningstar Norge AS (7)	Norway
Morningstar Investment Adviser Singapore Pte Limited (9).	Singapore
Morningstar Research Pte Limited (9)	Singapore
Morningstar Research (Proprietary) Limited (7)	South Africa
Morningstar Investment Management South Africa (Pty) Limited (2)	South Africa
Morningstar Network, S.L. (7)	Spain
Morningstar HoldCo AB (7)	Sweden
Morningstar Sweden AB (18)	Sweden
Morningstar Switzerland GmbH (7)	Switzerland

Pages 3 to 3 of Exhibit 4.A set forth a list of Morningstar, Inc.'s direct and indirect subsidiaries.

Morningstar Research Thailand Limited	Thailand
Morningstar (Dubai) LLC (7)	United Arab Emirates
Morningstar Investment Management Europe Limited (2)	United Kingdom
Morningstar Europe, Ltd. (7)	United Kingdom
Morningstar U.K., Ltd. (7)	United Kingdom
Morningstar Real-Time Data Limited (19)	United Kingdom
Pitchbook Data Limited (20)	United Kingdom

(1) HelloWallet Holdings, Inc. owns 100%.
(2) Morningstar Investment Management LLC owns 100%.
(3) Morningstar Australasia Pty Limited owns 100%.
(4) Ibbotson Pty Limited owns 100%.
(5) Morningstar Direct Investments owns 100%.
(6) Morningstar Group Australia owns 100%.
(7) Morningstar Holland B.V. owns 100%.
(8) Morningstar Canada Group, Inc. owns 100%.
(9) Morningstar Asia, Ltd. owns 100%.
(10) Morningstar Danmark Holdings Aps owns 100%.
(11) Morningstar France Holding SAS owns 100%.
(12) Seeds Group SAS owns 100%.
(13) Corporate Fundamentals, Inc. owns 100%.
(14) Morningstar, Inc. owns 80%.
(15) Morningstar Korea, Ltd. owns 100%.
(16) MStar Holdings C.V. owns 100%.
(17) Morningstar Europe, B.V. owns 100%.
(18) Morningstar HoldCo AB owns 100%.
(19) Morningstar U.K., Ltd. owns 100%.
(20) Pitchbook Data, Inc. owns 100%.

4.B

Morningstar Credit Ratings, LLC Team and Functional Areas

s of January 1, 2018



Haywood Kelly
Interim President
Joe Petro
Chief Operating Officer
Tim Greening
Chief Corporate Credit Officer
David Sekera
Managing Director
Corporates and Financial Institutions
Lea Overby
Managing Director - CMBS
Brain Grow
Managing Director - ABS/RMBS
Pratik Parikh
Director
Calvin Wong
Chief Credit Officer
Ken Cheng
Analytical Project Manager
Lea Overby
Managing Director
Structured Research

Morningstar, Inc. Senior Personnel Supporting Morningstar Credit Ratings,LLC
As of January 1 2018


Compliance/Legal
Pat Maloney
General Counsel
Scott Schilling
Global Chief Compliance Officer
Michael Brawer
Designated Compliance
Officer - MCR
Communications
Sasha Bigda
Head of Corporate
Communciations
Vanessa Sussman
Director of Media Relations
Accounting/Finance
Patrick Murray
Director of Finance
& Shared Services
Anne Glass
Senior Accountant
Quantitative Research
Lee Davidson
Head of Quantitative Research
Olgay Cangur
Director, RMBS Quantitative
Mortgage Modeler